UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

May 15, 2018
(Date of Report (Date of earliest event reported))
Cottonwood Multifamily REIT I, Inc.
(Exact name of issuer as specified in its charter)

Maryland	36-4812393
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

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6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)
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Common Stock
(Title of each class of securities issued pursuant to Regulation A)
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Item 1. Fundamental Changes

Change in Net Asset Value Policy

Our board of directors has approved a policy change whereby net asset value and gross asset value will be determined on an annual basis. The previous policy, as stated in our Offering Circular, was to provide a determination of net asset value quarterly. The method of determining net asset value has not changed.